EXHIBIT 12.1 Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

						Six Months
						Ended
						June 30,
	2002	2003	2004	2005	2006	2007

Consolidated pretax income (loss)	$309,340	$396,217	$521,212	$721,051	$567,108	$(119,466)

Share of distributed income of 50%-or-less-owned
affiliates net of equity pickup	(2,689)	94	(5,772)	(315)	260	(119)

Amortization of capitalized interest	32,162	38,263	41,764	45,483	48,708	16,498

Interest	49,086	50,125	53,242	66,697	71,955	31,983

Less interest capitalized during the period	(39,695)	(42,602)	(52,015)	(65,959)	(71,750)	(31,928)

Interest portion of rental expense	6,679	5,973	5,639	5,678	7,736	4,593

EARNINGS (LOSS)	$354,883	$448,070	$564,070	$772,635	$624,017	$(98,439)

Interest	$49,086	$50,125	$53,242	$66,697	$71,955	$31,983

Interest portion of rental expense	6,679	5,973	5,639	5,678	7,736	4,593

FIXED CHARGES	$55,765	$56,098	$58,881	$72,375	$79,691	$36,576

Ratio of earnings (loss) to fixed charges	6.36	7.99	9.58	10.68	7.83	(2.69)